March 27, 2007	Hal J. Leibowitz
VIA EDGAR	+1 617 526 6461 (t)
+1 617 526 5000 (f)
hal.leibowitz@wilmerhale.com

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas P. Panos

Re:          Keane, Inc.
                Preliminary Merger Proxy Statement on Schedule 14A
                Filed February 27, 2007
                File No. 001-07516

Ladies and Gentlemen:

On behalf of our client Keane, Inc. (“Keane” or the “Company”), set forth below is a response to the letter dated March 19, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s preliminary proxy statement on Schedule 14A filed on February 27, 2007 (the “Preliminary Proxy Statement”). This response is based upon information provided to us by the Company.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing. Furthermore, the Company acknowledges that the comments made by the Staff and any changes to disclosures in response to comments made by the Staff do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s response to the Comment Letter is as follows:

Comment:

1.                                      We note that Keane has not yet filed its Form 10-K for the 2006 fiscal year. Given that Keane has in fact filed a NT 10-K, it appears that Keane security holders may not have all of the information upon which they may rely to make a reasonably informed voting and/or investment decision with respect to the proposed merger with Caritor, Inc. Please confirm that Keane’s Form 10-K will be filed prior to the time security holder approval of this transaction is solicited. Alternatively, please advise us why Keane believes security holders have all information necessary to make an informed voting and/or investment decision in the absence of the Form 10-K filing.

Response:

In May 2006, the Keane board of directors began assessing the Company’s strategic alternatives, including a possible sale of the company. Between May 2006 and February 2007, Keane and its advisors engaged in discussions with 28 potential purchasers. Keane entered into a definitive merger agreement pursuant to which it agreed to be acquired by Caritor on February 6, 2007.

On February 14, 2007, Keane issued a press release announcing its results of operations for the three and twelve month periods ended December 31, 2006. The press release was furnished pursuant to Items 2.02 and 9.01 of Form 8-K on February 14, 2007.

Also on February 14, 2007, a purported derivative and class action lawsuit was filed in the United States District Court for the District of Massachusetts naming Keane as a nominal defendant and certain of Keane’s current and former officers and directors as defendants. The lawsuit purports to bring claims for monetary and equitable relief under the federal securities laws and state law, allegedly arising out of, among other things, Keane’s past stock option practices and the proposed acquisition of Keane by Caritor. The lawsuit was the first time allegations of improper stock option practices were brought to the Company’s attention.

On February 15, 2007, Keane became aware that a purported class action lawsuit naming as defendants the Company and certain of its current and former directors had been filed in Massachusetts Superior Court. The lawsuit alleged, among other things, breach of fiduciary duties in connection with the proposed acquisition of Keane by Caritor.

On February 23, 2007, Keane was contacted by the Staff of the Boston office of the Commission. The Staff requested documents related to the Company’s stock option grants and stock option practices.

On February 23, 2007, the Keane board of directors formed a special committee of disinterested directors to investigate the Company’s stock option practices. Shortly thereafter, the special committee retained independent counsel to conduct and advise it with respect to the options inquiry.

On February 27, 2007, Keane filed the Preliminary Proxy Statement for its special meeting of shareholders relating to the proposed merger with Caritor. The Preliminary Proxy Statement referenced both class action lawsuits as well as the Staff’s document request. While the Preliminary Proxy Statement did not mention the formation of the special committee, the definitive proxy statement will do so. In addition, disclosure will be added in the definitive proxy statement regarding the various risks and uncertainties relating to the options inquiry and the Company’s inability to file its Annual Report on Form 10-K on a timely basis and their potential impact on the Company’s ability to complete the transaction.

On March 16, 2007, Keane issued a press release and filed a Form 12b-25 with the Commission indicating that it would not file its Annual Report on Form 10-K on a timely basis as a result of the ongoing stock option inquiry.

The Company believes the information currently available to Keane shareholders is sufficient to allow them to make an informed decision about the proposed merger with Caritor. In considering whether it would be appropriate at this point to file and mail the definitive proxy statement for the proposed merger, Keane has considered the following factors:

1.               The merger consideration was established through an active market check/auction before there had been any disclosure to or allegations raised with any third parties, including investors and potential bidders, of any issues regarding Keane’s option grant practices. Accordingly, shareholders are not at risk of approving a transaction with a deflated valuation resulting from an overly negative prediction of the outcome of, or even any uncertainty relating to, the ongoing option inquiry or allegations.

2.               Keane has provided shareholders with current financial information through the issuance of its detailed earnings release and the furnishing of the earnings release on Form 8-K. We note, for example, that the earnings release included disclosure of Keane’s revenues, net income and diluted earnings per share for the three and twelve month periods ended December 31, 2006, as well as unaudited condensed consolidated statements of income for the three and twelve months ended December 31, 2005 and December 31, 2006, unaudited condensed consolidated balance sheets as of December 31, 2005 and December 31, 2006 and unaudited condensed, consolidated statements of cash flows for the twelve months ended December 31, 2005 and December 31, 2006.

3.               The transaction does not trigger appraisal rights under the Massachusetts corporate statute. As a result, shareholders are not being asked to make a decision between the merger consideration and the value that might be achieved through an appraisal process.

4.               Prior to the filing and mailing of the definitive proxy statement, Keane will furnish a Form 8-K under Item 2.02 containing a draft Annual Report on Form 10-K for the fiscal year ended December 31, 2006 that includes unaudited financial statements.

5.               Any changes to Keane’s historic financial information resulting from the options inquiry will likely relate only to non-cash items. The Company intends to include the following disclosure in the definitive proxy statement about its current expectations of the financial impact of the ongoing option inquiry:

“Keane has made available preliminary unaudited results for the twelve month period ended December 31, 2006 by furnishing this information on a Current Report on Form 8-K filed with the SEC on [March __, 2007] [this date will be the date of the Form 8-K under Item 2.02 containing a draft Annual Report on Form 10-K for the fiscal year ended December 31, 2006]. This information may be subject to changes and adjustments, which could be significant, as a result of Keane’s ongoing review of its stock option grant practices and related accounting and other matters. If Keane’s financial statements are restated because of the outcome of this review:

•                  compensation expense for the affected periods may increase to reflect the intrinsic value of options on the revised measurement date;

•                  net income for the affected periods may decrease as result of the increase in compensation expense;

•                  paid-in-capital may increase as option-related compensation expense increases paid-in-capital;

•                  retained earnings may decrease because net income decreases;

•                  the amount of the deduction from taxable income for the affected periods for option-related compensation may be limited; and

•                  earnings per share may decrease for the affected periods because net income decreases.”

For the definitive proxy statement, the Company will modify the disclosure contained in the Preliminary Proxy Statement to disclose all developments and information obtained by the Company, including the special committee of the board of directors overseeing the option inquiry, since the filing of the Preliminary Proxy Statement to the extent the

Company believes such disclosure, including disclosure of information relevant to the timing and outcome of the ongoing inquiry, is reasonably necessary for a Keane shareholder to make an informed voting and/or investment decision about the proposed transaction with Caritor.

If you require additional information, please telephone either the undersigned at the telephone number indicated above or Jessica Lopez of this firm at (202) 663-6000.

Sincerely yours,

/s/ Hal J. Leibowitz

Hal J. Leibowitz

cc:	Ms. Kirk M. Arnold
Mr. John J. Leahy
Keane, Inc.